TFS
Tradition Financial Services

Lisa RUIZ
Public Relations

[redacted]

03007701

March 19, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

- A press release on TFS Results, Group Share for the year 2002.

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Lisa Ruiz

Enclosures
By Federal Express

dlw 3/31

17 State Street, 41st floor New York, NY 10004 U.S.A
T.: 212.943.0583 · F.: 212.943.8504 Email: Lruiz@tfsbrokers.com

TFS
Tradition Financial

Press release
19.03.03

Satisfactory results in 2002 despite the challenging economic climate
Net profit - Group share: CHF 8,9 million

	2002		2001	
	MCHF	*M€*	MCHF	*M€*
Turnover	173.2	*119,2*	172.0	*116.2*
Operating profit	19.1	*13.1*	19.9	*13.4*
Operating margin	*11.0%*		*11.6%*	
Profit before tax	18.4	*12.7*	21.3	*14.4*
Consolidated net profit	11.6	*8.0*	13.8	*9.3*
Consolidated net profit - Group share	8.9	*6.1*	8.5	*5.7*

TFS's consolidated turnover reached a new record high of CHF 173.2 million (€119,2 million), a rise of 7.0% at constant exchange rates. Underlying this evolution is the Company's diversified business strategy, which it has pursued consistently for many years. In 2002, weakness in its electricity division, on the back of a global slowdown in this market after the collapse of Enron, was offset by strong performance in its other sectors, particularly currency options, equity derivatives, and oil products.

TFS posted an operating profit of CHF 19.1 million (€13.1 million), against CHF 19.9 million (€13.4 million) in 2001. This operating profit included insurance payouts and compensation received from the New York City Government in the wake of the September 11 attacks, totaling CHF 1.0 million (€ 0.7 million), to compensate TFS for income loss induced by these events. The consolidated operating margin contracted slightly to 11.0% from 11.6% in 2001.

Profit before tax reached CHF 18.4 million (€12.7 million), against CHF 21.3 million (€14.4 million) in 2001.

TFS's consolidated net profit amounted to CHF 11.6 million (€8.0 million) against CHF 13.8 million (€9.3 million) in 2001. **Group share of net profit rose CHF 8.9 million** (€6.1 million) for a net margin of 5.2% of consolidated income, against 4.9% in 2001. This record performance represents a return of 22.3% on consolidated shareholders' equity, based on shareholders' equity at 31 December 2001. **Shareholders' equity at 31 December 2002 reached CHF 46.5 million** (€32.0 million), CHF 44.7 million (€30.8 million) of which was Group share.

Despite an economically difficult environment, TFS has succeeded in strengthening its position as a global broker in currencies, equities and energy. Furthermore, TFS continued to pursue its policy of strategic alliances, which has proved beneficial.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial and non-financial products. The Group is present in the world's main financial centers, covering currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS is listed on the Second Marché of the Paris Stock Exchange – foreign section – and in the NextPrime segment of Euronext. For more information on our Group, visit our site at www.tfsbrokers.com. Sicovam code: 49044.*

Lausanne, 19 March 2003

Press contact

TFS
Catherine Chaumely
Tel: 33 1 56 43 70 31

Image Sept
Estelle Guillot-Tantay
Tel: 33 1 53 70 74 70